VIA FACSIMILE
						June 7, 2005

Dr. Michael J. Hartnett
Chief Executive Officer
RBC Bearings, Inc.
One Tribology Center
Oxford, CT 06478


Re:	RBC Bearings, Inc.
      Form S-1
	File Nos. 333-124824
	Filed May 11, 2005

Dear Dr. Hartnett:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide all information required except that allowed to be excluded by Rule 430A of the Securities Act of 1933. This information impacts disclosure throughout your filing and will require time to review. Note that we may have additional comments on your filing once you provide the information.

2. Please supplementally provide the staff with any pictures or graphics you intend to use for the prospectus. We may have comments.

3. Please discuss on a supplemental basis, whether Delaware law requires an agent for service to reside within the State. We note the address for your agent of service is in Oxford, Connecticut.

4. Please disclose the number of holders of common stock as required by Item 201(b) of Regulation S-K.

Prospectus Cover Page

5. Please include a price range as soon as practicable and allow us adequate time to review the filing with the price range before requesting effectiveness. Also, please indicate the number of shares offered and other information left blank in your prospectus. You may include in brackets information that could change prior to effectiveness. See Instruction 1 to Item 501(b)(3) of Regulation S-
K.

Prospectus Summary, page 1

6. Tell us supplementally of the basis for your statement that you have garnered leading positions in most markets in which you compete.

The Offering, page 4

7. We note that you intend to use the proceeds from your initial public offering of your equity securities to repay certain indebtedness, which will materially change your capital structure. As such, please include pro forma financial statements in accordance with Article 11 of Regulation S-X to reflect the change in your capital structure, including the impact of pre-offering transaction.

Summary of Financial Data, page 5

8. We note from footnote 4 that your pro forma financial statements are to reflect the exercise of options and warrants by some of the selling stockholders. Please provide us with additional information regarding this adjustment, including how you determined this adjustment is factually supportable.

9. We note that you are presenting EBITDA as an operating performance measure. It also appears that you are presenting EBITDA as a liquidity measure from your statement that it is also used as a measure of operating cash capacity. As such, please revise your disclosure to provide the following information, as required by Item
10(e) of Regulation S-K and Questions 8 and 12 of the SEC
"Frequently
Asked Questions Regarding the Use of Non-GAAP Financial Measures:"

* Performance measure: State the economic substance behind your decision to use such a measure.
* Performance measure: Expand your discussion of the limitations of
EBITDA to address how the exclusion of each item materially limits the usefulness of EBITDA. For instance you might expand your disclosures, in part, to address the limitations of EBITDA as a performance measure by providing the following information:
* It does not include interest expense and related financing costs.
Because we have borrowed money in order to finance our operations, interest expense and other financing costs are a necessary element of our costs and ability to generate revenue. Therefore any measure that excludes interest expense has material limitations;
* It does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue. Therefore any measure that excludes depreciation and amortization expense has material limitations;
* It does not include taxes. Because the payment of taxes is a necessary element of our operations, any measure that excludes tax expense has material limitations.
* Performance measure: State how you compensate for the material limitations of using EBITDA.
* Performance measure: Please provide substantive reasons why management believes EBITDA provides useful information to investors.
* Liquidity measure: Reconcile EBITDA to cash flows from operating activities, as the most comparable liquidity GAAP financial measure, in addition to reconciling to net income.
* Liquidity measure: Present operating, investing and financing cash flows determined on a GAAP basis with equal or greater prominence.

Risk Factors, page 8

10. Please avoid language in risk factors like "adversely affect," or
"material adverse effect." Instead, please state what the specific impact will be on your financial condition or results of operations.

If we fail to maintain an effective system of internal controls, page
17
11. Please clarify with respect to "instituting changes" to your internal procedures whether you or your auditors have detected any material weaknesses and/or significant deficiencies in your internal control over financial reporting. If so, please provide the following:

* a comprehensive discussion of each material weakness and/or significant deficiency, including whether any of the issues had a material impact to your consolidated financial statements and the dates of detection.
* a sufficiently detailed discussion of the steps you are taking to correct any material weaknesses and/or significant deficiencies in you internal control over financial reporting.


The loss of a major customer could have a material adverse effect on our business and operations, page 8

12. We note your statement that consolidation and combination of defense or other manufacturers may eliminate customers from the industry and/or put downward pricing pressures on sales of component parts sold by you. Please clarify why this risk is currently material to you. For instance, briefly discuss any consolidation affecting any of your major customers and its affect on you.

Future reductions or changes in U.S. government spending could negatively affect our business, page 9

13. In order to enhance understanding of this risk factor, please quantify the portion of your sales that are made directly or indirectly to the U.S. government to support military or other government projects.

Work stoppages and other labor problems could materially adversely affect us, page 12

14. Please disclose whether you have experienced work stoppages or other labor disruptions and describe their affect on you.

The occurrence of extraordinary events, such as a major terrorist attack in the U.S., may adversely affect our business, resulting in a decrease in our revenues, page 13

15. This risk factor appears to be generic and applicable to any industry and the economy as a whole. Please provide more specificity as to the potential impact such events would have on your operations or remove the risk factor.

Our international operations are subject to risks inherent in such activities, page 14

16. In order to enhance the current relevancy of the risks described, provide brief examples of how you have been affected by the circumstances listed here, such as foreign regulation, unsettled political conditions, currency devaluations, logistical and communications challenges.

Our intellectual property and other proprietary rights are valuable..., page 16

17. Please disclose with more specificity the risks posed here. For instance, please disclose whether you have been or are in any intellectual property disputes and describe the impact an adverse outcome has had or would have on you. Additionally, please disclose when your patents are to expire.

Forward-Looking Statements, page 20

18. Please remove "will" from the list of words in the third sentence in this section.

Use of Proceeds, page 22

19. Please disclose the interest rate and maturity for each form of
indebtedness you will repay from proceeds pursuant to Instruction
4
to Item 504 of Regulation S-K.

Industry and Market Data; page 23

20. Please remove the statement that some of the information in the prospectus may not be reliable. You are responsible for the accuracy of all of the disclosure in the prospectus. If specific information is based on your belief, we will not object to a statement to that effect where the information appears.

21. Please clarify which data or statistics that you cite are made from independent industry publications, reports by market research firms or other published independent sources.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 30

Sources of Revenue, page 31

22. We note that out of the 31% of net sales generated by your top ten customers during the nine-month period, 16% was generated by our top three customers. Please explain your statement that no single customer was responsible for generating more than 4% of your net sales for the same period in light of the fact that at least three customers accounted for 16% of net sales.

Results of Operations, page 33

23. For each period discussed, please provide more detail about the reasons for changes from period to period rather than a mere narrative recitation of the financial statements. For instance, we note that for the nine months ended January 1, 2005 compared to the same period ended December 27, 2003, you roller bearing segment experienced an increase in net sales to due to strong demand across all markets especially mining, construction, defense, and aerospace.
Briefly specify and quantify how each of these industries contributed to this increase. Another example would be the increase in operating income for the nine months ended January 1, 2005 compared to the same period ended December 27, 2003.

24. Please disclose what your Corporate & Other reporting segment is comprised of and disclose the reason for its 23.7% increase for the nine months ended January 1, 2005 compared to the same period ended
December 27, 2003.

25. Please expand/revise the discussion of your results of operations for each period presented to address the following items:
* Provide more analysis of the factors that impact the areas comprising of your income from continuing operations, including a complete discussion of known trends or anticipated trends that are and/or may continue to have on net sales, operating income, and income from continuing operations, including management`s outlook as to the future impact. Your discussion and analysis is to provide investors with sufficient information to understand the historical trends and the expectations for the future as seen through the eyes of management. Examples include the following:
* You state the decline in SG&A as a percentage of sales is due to the increase in net sales without any further analysis. It is unclear from the discussion why the increase in net sales results in a decrease in SG&A. Furthermore, there is no analysis to discuss whether an investor can continue to expect SG&A as a percentage of sales to decline as net sales continues to increase.
* Your segment operating income discussion provides investors with information that is readily determinable from the segment footnote disclosure in note 20. As the profit and loss measure used by your
CODM to evaluate your reportable segments` performance, this is a key indicator of your operating performance that should have a comprehensive analysis for each reportable segment for each period presented.
* Your income taxes discussion does not appear to sufficiently address the movement in the various components which contribute to the overall effective tax rate, as set forth in the reconciliation in note 15 to the consolidated financial statements, or the volatility of your effective tax rate between comparable periods. Please also clarify whether your net operating loss carryforwards expire in various periods through 2024 (as disclosed on page F-29) or 2004 (as disclosed on page 37).
Quantify the impact of each factor you identify when multiple and offsetting factors contribute to fluctuations. For example, your nine months gross profit as a percentage of net sales discussion attributes the increase to (a) changes in your product volume, (b) product mix variation, (c) increase raw material costs, and (d) increased labor costs without quantification of the impact.

Please note that this is not meant to represent an all-inclusive list of where your MD&A could be improved. We encourage you to provide further analysis throughout your discussion. Refer to Item 303 of Regulation S-K and SEC Interpretive Release No. 33-8350 dated December 19, 2003 for additional guidance.

Fiscal 2004 Compared to Fiscal 2003, page 36

26. We note that you experienced an increase in net sales in your ball bearing segment due to strength in certain aerospace and defense applications. Please briefly elaborate on which applications contributed to this increase.
Liquidity and Capital Resources

27. Please expand your liquidity discussion to also include a comprehensive comparison between each period presented regarding the three major categories of the statements of cash flows, using year-to-year comparisons. Refer to Instruction 1 to paragraph 303(a) of
Regulation S-K.

Obligations and Commitments

28. Please expand your contractual obligations table to include purchase obligations and other long-term liabilities under GAAP (e.g., pension and other postretirement obligations). Please also include a footnote for conditions that may create additional obligations like the amount of interest payments (assuming long-term debt remains outstanding). Refer to Item 303(a)(5) of Regulation S-K and Release No. 33-8182 for guidance.

Critical Accounting Policies

29. Please expand this section to include the following information:
* Goodwill and Intangible Assets: Provide a more detailed description of the valuation method used to determine if goodwill is impaired and how you calculated cash flows for your impairment test, including the assumptions used to support recoverability. State the impact on your results of operations and financial position if actual results differ from your estimates and the types of events that could result in an impairment to your goodwill balance.
* Stock Based Compensation:
* A comprehensive discussion of the significant factors and assumptions underlying your market approach to estimate your enterprise value and used in determining fair value of your Class A common stock. Please supplementally tell us the companies used to arrive at the appropriate market multiple.
* State whether the determination of the fair value of your Class A common stock was performed contemporaneously or retrospectively.
* If the valuation specialist was a related party, a statement indicating that fact. Please supplementally tell us who your valuation specialist was, including a brief description of the firm`s credentials.
* Once you have determined your estimated IPO price, expand your discussion to address each significant factor contributing to the difference between the fair value of the Class A common stock and the estimated IPO price.
Refer to SEC Interpretive Release No. 33-8350, SEC Other Release
No.
33-8040 and SEC Proposed Release No. 33-8098 for guidance.

30. We note that your pension plans are underfunded and may require significant future contributions. Please tell us what consideration you gave to including your provisions for pension benefits as a critical accounting policy. Also, we note that you have a significant amount of net operating loss carryforwards with pre-tax losses reported for fiscal years 2003 and 2004 for your domestic operations. Please also tell us what consideration you gave to include income taxes as a critical accounting policy. If you ultimately determine that income taxes is not a critical accounting policy, please include within MD&A an analysis regarding the realizability of your deferred tax assets, specifically your net operating loss carryforwards and why you do not believe you need a valuation allowance. Please also quantify the amount of taxable income you must generate to fully realize your deferred tax assets.

Business, page 46

31. Ensure that the information you include in your Business section is balanced. For example, you cite your leading market position for certain products, as a competitive strength, but you omit any substantive discussion here about the competitive environment in which you operate. To the extent that you continue to cite competitive strengths, please review each one and revise as necessary to provide balancing information.

RBC Bearings Incorporated

32. Please disclose the markets in which you are the only manufacturer of bearing solutions as well as the percentage of your revenue generated from these exclusive markets.

The Bearing Industry, page 46

33. Tell us supplementally what industry source your bearings demand statement is based upon.

Customers and Markets, page 48

34. Please place your competitive position in each of the markets discussed in context by comparing the percentage of the market that you have versus that of your principal competitors. Please refer to
Item 101(c)(x) of Regulation S-K.

35. Please disclose the nature of the contracts between you and your largest customers. For instance, are your contracts long-term or terminable at-will?

Intellectual Property, page 54

36. Please disclose how many patents you own and have pending. Also, we note your statement that no individual item of intellectual property is material to your business; however, please disclose the importance these patents and other items of intellectual property have on your business. Please refer to Item 101(c)(iv) of Regulation
S-K.

37. Please disclose the amount of money spent on research and development in past three years. Please refer to Item 101(c)(xi) of
Regulation S-K.

Regulation, page 54

38. Quantify to the extent possible the impact that government regulation and approval processes have on your operations and profitability. What is the cost of compliance and are these costs that you can pass on to customers?

39. We note your statement that new laws or changes to existing laws could subject you to significant additional costs of compliance and could result in material reductions to your results of operations, cash flow or revenues. To the extent know, disclose any pending regulatory changes that would have a material impact on you.





Related Party Transactions, page 68
Amended and Restated Management Services Agreement, page 70

40. Please describe the types of services Whitney provides under the agreement. We note from page 3 that Whitney provides financial consulting and management advisory services. Please briefly describe what types of financial consulting Whitney provides. Disclose when you paid Whitney the one time fee of $800,000 and what the fee was for. Confirm that the management services agreement is the only agreement governing your relationship with Whitney.

Principal and Selling Stockholders, page 72

41. For selling stockholders that are affiliates of broker-dealers, the prospectus must state that: (1) the sellers purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, the disclosure must state that the sellers are also underwriters.

42. To the extent that any successor(s) to the named selling stockholder wish to sell under this prospectus, please be advised that you must file a prospectus supplement identifying such successors as selling stockholders. Please revise your disclosure to state that a prospectus supplement will be filed in these circumstances.

43. Please disclose how your selling stockholders acquired their securities.

Underwriting, page 85

44. We note that Merrill Lynch & Co. will be facilitating Internet distribution of this offering. Please tell us whether KeyBanc Capital Markets., Jefferies & Company, Inc., or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel of the Division of Corporation Finance.

45. We note that Merrill Lynch & Co. will be facilitating Internet distribution of this offering by placing your prospectus on its web site. Please tell us whether you or the underwriters have any arrangements with a third party to host or access your registration statement on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or registration statement that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

46. If the company or the underwriters intend to engage in a directed share program in conjunction with this offering, please describe to us the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares is determined. Tell us how and when the company and underwriter notified or will notify the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed share program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.

RBC Bearings Incorporated financial statements for the year ended
April 3, 2004

Consolidated Statements of Operations

47. Please revise to present preferred stock dividends and net income/(losses) available to common shareholders on the face of your consolidated statements of operations. Refer to SAB Topic 6.B. Please also include net income/(losses) available to common shareholders in your summary financial data and selected consolidated historical financial data sections.

2.Summary of Significant Accounting Policies, Recognition of
Revenue
and Accounts Receivable and Concentration of Credit Risk

48. We note that you have long-term aerospace contracts for which you use the units-of-delivery method in accordance with SOP 81-1 for revenue recognition. Please provide us with additional information regarding the terms of these contracts and the appropriateness of recognizing revenue for these contracts in accordance with SOP 81-1.
Please also revise your disclosure to include information about the following:
* The percentage of net sales recognized in accordance with SAB
Topic
13 and the percentage recognized in accordance with SOP 81-1;
* The general nature and terms of your long-term contracts;
* The principle components of contract costs; and
* Your policy for recognizing contract losses and claims.

2. Summary of Significant Accounting Policies, Net Income (Loss)
Per
Common Share

49. In light of the fact that you currently have shares of both
Class
A common stock and Class B common stock outstanding and convertible preferred stock that is entitled to participate in dividends paid to the holders of shares of common stock, please address for us how your earnings per share presentation complies with the guidance set forth in EITF Issue No. 03-6 - Participating Securities and the Two-Class
Method under FASB Statement No. 128. Also refer to paragraph 60 of
SFAS 128. Please also tell us if the convertible preferred stock is contractually responsible to share in your losses on a basis that is objectively determinable. Please refer to Issue 5 of EITF 03-6 for guidance.

3. Acquisitions

50. Please provide us with your significance tests for your acquisition of Timken Corp. acquired on December 22, 2003. Refer to
Rule 3-05 of Regulation S-X for guidance.

10. Debt

51. Please revise your disclosure to include a description of the interest rate for each debt instrument, including the weighted average interest rates for each period presented.

15. Income Taxes

52. Please revise your disclosure to provide the information required by paragraph 44.c. of SFAS 109.

20. Reportable Segments

53. Please tell us how you determined it was appropriate to combine other operating segments with corporate, which appears to represent reconciling and unallocated items.

Part II
Item 13. Other Expenses of Issuance and Distribution, page II-1

54. We note that you maintain officer and director insurance. Please include as a separate item any premium paid on any policy obtained in connection with the offering and sale of the securities being registered which insures or indemnifies directors or officers against any liabilities they may incur in connection with the registration, offering, or sale of such securities. Please refer to the instruction to Item 511 of Regulation S-K.

Item 15.Recent Sales of Unregistered Securities

55. We note your disclosure in this section that there have been no recent sales of unregistered securities; however, in light of the disclosure on pages 68 -69 of the prospectus that you raised capital through the sale of your Class A and B preferred stock in 2002 and 2003, please provide the information required by Item 701 of Regulation S-K.

Item 16.  Exhibits and Financial Statement Schedules, page II-2

56. Please file the underwriting agreement with sufficient time for us to review it prior to requesting effectiveness of the registration statement.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Tracey Houser, Staff Accountant, at (202)
551-
3736 or in her absence Jeanne Baker at (202) 551-3691, who supervised the accounting review, if you have questions regarding comments on the financial statements and related matters. Please contact Craig
Slivka, Staff Attorney, at (202) 551-3729 or, in his absence, me at
(202) 551-3767 with any other questions.

      			Sincerely,


      			Jennifer Hardy
						Branch Chief


cc:	Joshua N. Korff, Esq.
	(212)446-4900
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE